Sub-Item 77(H)
                        Changes in Control of Registrant

For the month of October, the shareholder account registered to Kenneth N. Musen and Janice S. Musen held greater than 25% of SteepleView Fund's (the "Fund") outstanding shares. In November, an account was opened and funded for Marshall & Ilsley Trust Company FBO Alverno College Endowment Fund, which reflected greater than 25% ownership of Fund shares. In January, an account was opened for Soka University of America, which also attained a balance greater than 25% of the Fund's shares.

In the month of November, the shareholder account registered to Kenneth N. Musen and Janice S. Musen fell below 25% of the Fund's outstanding shares. The account value did not change, but the number of shares in the Fund had grown so the percentage fell. In the month of December, the account registered to Marshall & Ilsley Trust Company FBO Alverno College Endowment Fund fell below 25%. The value of this account had not changed, but as the Fund grew there were more shares outstanding, which affected the percentage owned.